Exhibit 4.16

(Summary Translation)

Loan agreement with Industrial Bank Co., Ltd., Urumqi Branch
Date of the Agreement	April 30, 2015
Lender	Industrial Bank Co., Ltd., Urumqi Branch
Borrower (Party B)	Xinjiang Daqo New Energy Co., Ltd.
Type of loan	Working capital
Amount	RMB 100 million
Term of loan	12 months, from 2015 to 2016
Interest rate	Benchmark rate multiplied by 1.2
Penalty rate

In the event that Party B does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate

In the event of failure to repay the loan by maturity, the penalty rate shall be 50% over the interest rate

Interest period	3 months
Repayment of interest	Interest is payable on the 20th of the last month of each quarter

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Covenants

Borrower shall:

(1) provide documents requested by the Lender and all information relation to its bank, account number and the balance of the loan proceeds, and cooperate in the Lender’s investigation, review and inspection;

(2) be subject to the Lender’s supervision or inspection regarding its use of the loan proceeds and its operations and financial activities;

(3) use the loan proceeds in accordance with the use provided in this Agreement, shall not misappropriate the loan proceeds or use such proceeds on fixed asset investments or in any way or on any operation prohibited by law, and shall not equity investment or purchase or speculate on securities, futures or real properties;

(4) subject to the account control and payment management by the Lender;

(5) not reduce registered capital in any manner;

(6) provide at least 30 days’ written notice to the Lender and obtain the Lender’s written consent and actively implement measures to ensure full repayment as required by the Lender, in the event of merger, split-off, transfer of equity, outbound investment, substantial increase of financial indebtedness and other material event, including but not limited to (i) apply for loan or indebtedness with another bank or a third party or provide loans or guarantee to a third party, which substantially increases debt financing and impact or may impact the repayment of interest and principal hereunder; (ii) engage in material changes in capital structure and operations (including but not limited to entering into joint venture arrangement with foreign parties; cancellation, closure or suspension of operations; merger, split-off, acquisition; restructuring into a joint stock company; outbound investment; investment in a joint stock company or investee company with buildings, machinery, equipment or other fixed assets or trademark, patent, proprietary technologies, land use rights or other intangible assets; or property right or control transactions by way of lease, contracting, joint venture or escrow);

(7) provide written notice to the Lender within 7 days upon the occurrence or the likely occurrence of the following events and actively implement measures to ensure full repayment of interest and principal under this agreement: (i) material financial loss, asset loss or other financial crisis; (ii) suspension of operation, termination or suspension of operating license, voluntary or involuntary bankruptcy or dissolution proceedings; (iii) material operating or financial crisis of its controlling shareholder or other affiliate companies, which affects the ordinary operation of the Borrower; (iv) change to the legal representative, director or senior management of the Borrower, which affects the ordinary operation of the Borrower; (v) material related party transaction between the Borrower and its controlling shareholder, which affects the ordinary operation of the Borrower; (vi) any litigation, arbitration or criminal or administrative penalty which has a material adverse effect on the operating or financial condition of the Borrower; and (vii) other events that may affect its ability to repay debt; and

(8) comply with certain other covenants.

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